Filed Pursuant to Rule 424(b)(3)
Commission File No. 333-166739

PROSPECTUS

39,015 Shares

UNIVERSAL DISPLAY CORPORATION

Common Stock

The shareholder of Universal Display Corporation identified in this prospectus under “Selling Shareholder,” or its donees, pledgees or other transferees, is offering up to 39,015 shares of our common stock for resale to the public.  The selling shareholder intends to sell, from time to time, the shares of common stock that it currently owns.  The prices at which the Selling Shareholder may sell its shares of common stock will be determined by the prevailing market price for the common stock or in negotiated transactions.

We will not receive any proceeds from the resale of shares of our common stock by the selling shareholder. We are paying the expenses of this offering.

The primary market for our common stock is the NASDAQ Global Market, where it trades under the symbol “PANL.”  On July 1, 2010, the last reported sale price of our common stock on the NASDAQ Global Market was $17.63 per share.

An investment in our common stock involves significant risks. You should carefully consider the risk factors beginning on page 5 of this prospectus before investing in our common stock.

The securities described in this prospectus have not been approved by the Securities and Exchange Commission or any state securities commission, nor have they determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 1, 2010

CAUTIONARY STATEMENT
CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus contain some “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements concern possible or assumed future events, results and business outcomes. These statements often include words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “seek,” “will,” “may” or similar expressions. These statements are based on assumptions that we have made in light of our experience in the industry, as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances.

As you read and consider this prospectus, you should not place undue reliance on any forward-looking statements. You should understand that these statements involve substantial risk and uncertainty and are not guarantees of future performance or results. They depend on many factors that are discussed further in the section of this prospectus entitled “Risk Factors,” including:

•	the outcomes of our ongoing and future research and development activities, and those of others, relating to organic light emitting diode (OLED) technologies and materials;

•	our ability to access future OLED technology developments of our academic and commercial research partners;

•	the potential commercial applications of and future demand for our OLED technologies and materials, and of OLED products in general;

•	our ability to form and continue strategic relationships with manufacturers of OLED products;

•	successful commercialization of products incorporating our OLED technologies and materials by OLED manufacturers, and their continued willingness to utilize our OLED technologies and materials;

•	the comparative advantages and disadvantages of our OLED technologies and materials versus competing technologies and materials currently on the market;

•	the nature and potential advantages of any competing technologies that may be developed in the future;

•	our ability to compete against third parties with resources greater than ours;

•	our ability to maintain and improve our competitive position following the expiration of our fundamental OLED patents;

•	the adequacy of protections afforded to us by the patents that we own or license and the cost to us of maintaining and enforcing those patents;

•	our ability to obtain, expand and maintain patent protection in the future, and to protect our unpatentable intellectual property;

•	our exposure to and ability to withstand third-party claims and challenges to our patents and other intellectual property rights;

•	the payments that we expect to receive under our existing contracts with OLED manufacturers and the terms of contracts that we expect to enter into with OLED manufacturers in the future;

•	our future capital requirements and our ability to obtain additional financing if and when needed;

•	our future OLED technology licensing and OLED material revenues and results of operations; and

•	general economic and market conditions.

Changes or developments in any of these areas could affect our financial results or results of operations, and could cause actual results to differ materially from those contemplated by any forward-looking statements.

All forward looking statements speak only as of the date of this prospectus or the documents incorporated by reference, as the case may be. We do not undertake any duty to update any of these forward-looking statements to reflect events or circumstances after the date of this prospectus, or to reflect the occurrence of unanticipated events.

OUR COMPANY

We are a leader in the research, development and commercialization of organic light emitting diode, or OLED, technologies and materials.  OLEDs are thin, lightweight and power-efficient solid-state devices that emit light, making them highly suitable for use in full-color displays and as lighting products. OLED displays are capturing a growing share of the flat panel display market.  We believe that this is because OLEDs offer potential advantages over competing display technologies with respect to power efficiency, contrast ratio, viewing angle, video response time and manufacturing cost.  We also believe that OLED lighting products have the potential to replace many existing light sources in the future because of their high power efficiency, excellent color rendering index, low heat generation and novel form factor.  Our technology leadership and intellectual property position should enable us to share in the revenues from OLED displays and lighting products as they enter mainstream consumer and other markets.

Our primary business strategy is to further develop and license our proprietary OLED technologies to manufacturers of products for display applications, such as cell phones, MP3 players, laptop computers and televisions, and specialty and general lighting products.  In support of this objective, we also develop new OLED materials and sell materials to those product manufacturers.  Through our internal research and development efforts and our relationships with world-class partners such as Princeton University, the University of Southern California, the University of Michigan, Motorola, Inc. and PPG Industries, Inc. (PPG Industries), we have established a significant portfolio of proprietary OLED technologies and materials.  We currently own, exclusively license or have the sole right to sublicense more than 1,000 patents issued and pending worldwide.

We sell our proprietary OLED materials to customers for evaluation and use in commercial OLED products.  A substantial portion of our commercial OLED material sales in 2009 were to Samsung Mobile Display Co., Ltd. (Samsung SMD).  In 2009, we also received royalties under our patent license agreement with Samsung SMD on account of its sales of active matrix OLED display products.

In 2009, we entered into a patent license agreement with Showa Denko K.K. for its manufacture of OLED lighting products by solution processing methods.  We previously entered into a patent license agreement for OLED lighting products with Konica Minolta Holdings, Inc. and its subsidiary, and a cross license agreement with DuPont Displays, Inc. for its manufacture of solution-processed OLED display products using proprietary OLED materials obtained through us.  We continue to work with many other companies who are evaluating our OLED technologies and materials for possible use in commercial OLED display and lighting products.

Corporate Information

Our corporation was organized under the laws of the Commonwealth of Pennsylvania in April 1985. Our business was commenced in June 1994 by a company then known as Universal Display Corporation, which had been incorporated under the laws of the State of New Jersey.  On June 22, 1995, a wholly-owned subsidiary of ours merged into this New Jersey corporation.  The surviving corporation in this merger became a wholly-owned subsidiary of ours and changed its name to UDC, Inc.  Simultaneously with the consummation of this merger, we changed our name to Universal Display Corporation. UDC, Inc. now functions as an operating subsidiary of ours and has overlapping officers and directors.  In January 2008, we also formed a second wholly-owned subsidiary, Universal Display Corporation Hong Kong, Ltd.

Our principal executive offices are located at 375 Phillips Boulevard, Ewing, New Jersey 08618 and our telephone number is (609) 671-0980.  Our Internet address is www.universaldisplay.com.  The information on our Internet site is not part of this prospectus.

RISK FACTORS

An investment in our securities involves a high degree of risk.  Before purchasing our securities, you should carefully consider the risks described in the SEC filings incorporated by reference in this prospectus, including, without limitation, the Annual Report on Form 10-K for the year ended December 31, 2009.  You should not purchase our securities if you cannot afford the loss of your entire investment.

THE OFFERING

All 39,015 shares of our common stock offered hereunder are owned by PPG Industries.  These consist of the following shares:

•
17,446 shares of common stock that we issued to PPG Industries on April 15, 2010 as nonrefundable consideration for services furnished to us by PPG Industries under our OLED Materials Supply and Service Agreement for the period from January 1, 2010 through March 31, 2010; and

•
21,569 shares of common stock that we issued to PPG Industries on April 15, 2010 as nonrefundable consideration for services to be furnished to us by PPG Industries under our OLED Materials Supply and Service Agreement for the period from April 1, 2010 through June 30, 2010.

We entered into an OLED Materials Supply and Service Agreement with PPG Industries effective as of January 1, 2006.  In January 2008, the term of this agreement was extended through December 31, 2011.  Pursuant to this agreement, PPG Industries provides us with support and assistance in commercializing various OLED materials in which we have a proprietary interest, as well as certain other services relating to the supply of OLED materials that we use and resell to third parties.  As described in the subsequent paragraph, PPG Industries receives cash and shares of our common stock as compensation for this work.

Under our OLED Materials Supply and Service Agreement with PPG Industries, we compensate PPG Industries in a combination of cash and shares of our common stock for the services provided to us.  Specifically, we pay PPG Industries on a cost-plus basis for the specific services performed by PPG Industries under these agreements during each calendar quarter.  We pay PPG Industries for commercial OLED chemicals, analytical services and environmental, health and safety services in all cash.  Payment for up to 50% of the remaining services – process development work, purchased raw materials, development OLED chemicals and pre-commercial OLED chemicals – may be paid, at our sole discretion, in cash or shares of common stock, with the balance payable in cash.  The specific number of shares of common stock issuable to PPG Industries under the agreements is determined based on a formula, with the number of shares based on the average trading price for our common stock during a specified period at the end of that quarter.  If, however, this average trading price is less than a specified dollar amount, we are required to compensate PPG Industries entirely in cash.

With respect to the first and third calendar quarters of each year during the term of our OLED Materials Supply and Service Agreement, the shares of common stock payable to PPG Industries are issued shortly following the close of the quarter, based on an actual calculation of the expenses of PPG Industries during the concluded quarter.  With respect to the second and fourth quarters of each year during the term of the agreement, the shares are issued at the beginning of the quarter, along with the shares discussed in the previous sentence, based on an estimated budget of expenses the parties expect PPG Industries to incur during the second or fourth quarter in question.  In each case, the issuance of the shares is final.

When shares are to be issued as indicated above, the actual expenses of PPG Industries for the last completed second or fourth quarter are calculated and reconciled with the expenses contemplated in the budget previously utilized to determine the number of shares to be issued for that quarter.  If the actual expenses are greater than the expenses contemplated in the budget, additional shares are issued to PPG Industries.  If the actual expenses are less than the expenses contemplated in the budget, that amount of the difference is subtracted from the expenses calculated for the subsequent calendar quarter for purposes of determining the number of shares to be issued to PPG Industries with respect to that quarter.  In either case, the reconciliation does not take into account any increase or diminution in value of the previously issued shares that may have occurred based on the movement of the market price of our common stock, and, once issued to PPG Industries, no shares are refundable as a result of such reconciliation.

PPG Industries may sell the shares of common stock being offered hereunder in a secondary or “resale” offering.  Under the terms of our OLED Materials Supply and Service Agreement with PPG Industries, we are contractually required to register these shares for resale by PPG Industries.

USE OF PROCEEDS

PPG Industries will receive the proceeds from the resale of the shares of common stock.  We will not receive any proceeds from the resale of the shares of common stock by PPG Industries.

SELLING SHAREHOLDER

The following table sets forth information regarding the beneficial ownership of shares of common stock by PPG Industries as of April 30, 2010, and the number of shares of common stock covered by this prospectus.

The securities listed below have been issued to PPG Industries in a private placement under our OLED Materials Supply and Service Agreement.  Under this agreement, PPG Industries has various rights and is subject to certain restrictions.  For example, PPG Industries has limited preemptive rights that allow it to purchase shares in certain future offerings of our common stock, or securities convertible into common stock, so that PPG Industries can maintain its overall percentage ownership of our common stock.  In addition, PPG Industries is restricted from engaging in “short sales” of our securities during the term of the OLED Materials Supply and Service Agreement, and may not, within the 30-day period following the end of each calendar quarter during the term of the agreement, sell, on any day during that 30-day period, that number of shares of our common stock, or securities convertible into our common stock, which would exceed 25% of the average daily trading volume of our common stock for the 90-day period immediately preceding the 30-day restricted period.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  The shares of our common stock subject to stock purchase warrants held by PPG Industries that are currently exercisable or exercisable within 60 days after April 30, 2010, are deemed outstanding and to be beneficially owned PPG Industries.

Name of Selling Shareholder	Number of Shares Beneficially Owned Prior to the Offering	Maximum Number of Shares Being Offered Hereby	Beneficial Ownership After the Offering
			Number of Shares(1)	Percent(2)

PPG Industries, Inc.(3)	776,385(4)	39,015	776,385	2.0%

_____________

(1)	Assumes the sale of all shares being offered by this prospectus. However, PPG Industries may sell some, all or none of its shares of our common stock offered by this prospectus.
(2)
The percentage ownership for PPG Industries is based on 37,641,823 shares of our common stock outstanding as of April 30, 2010.  In accordance with SEC rules, options to purchase shares of common stock that are exercisable as of April 30, 2010, or will become exercisable within 60 days thereafter, are deemed to be outstanding and beneficially owned by the person holding such options for the purpose of computing such person’s percentage ownership, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.  The number of shares that will be beneficially owned after the resale of the shares being offered by this prospectus include 500,346 shares issuable upon the exercise of warrants owned by PPG Industries that are currently exercisable.

(3)
PPG Industries is a reporting company under Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended.  As such, we are omitting information regarding the natural persons who exercise voting and dispositive power with respect to these shares.

(4)	Includes:
•	276,039 shares of common stock owned by PPG Industries; and
•	500,346 shares of common stock that may be acquired by PPG Industries upon the exercise of warrants that are currently exercisable.

PLAN OF DISTRIBUTION

The selling shareholder, including any donees, pledgees or other transferees who receive shares from the selling shareholder, may, from time to time, sell all or a portion of the shares of common stock on any market upon which the common stock may be quoted, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. The selling shareholder may sell the shares of common stock by various methods, including one or more of the following:

•
block trades in which the broker or dealer so engaged by the selling shareholder will attempt to sell the shares of common stock as agent, but may purchase and resell a portion of the block as principal to facilitate the transaction;

•	purchases by the broker or dealer as principal and resale by the broker or dealer for its account pursuant to this prospectus;

•	an exchange distribution in accordance with the rules of the exchange;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	negotiated transactions or otherwise, including an underwritten offering;

•	market sales (both long and short to the extent permitted under the federal securities laws);

•	in connection with short sales of the shares of common stock;

•
in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options, if permitted under the securities laws; and

•	a combination of any of these methods of sale.

In effecting sales, brokers and dealers engaged by the selling shareholder may arrange for other brokers or dealers to participate.  Brokers or dealers may receive commissions or discounts from the selling shareholder or, if any such broker-dealer acts as agent for the purchaser of such shares, from such purchaser, in amounts to be negotiated.  These commissions or discounts may exceed those customary in the types of transactions involved.  Broker-dealers may agree with the selling shareholder to sell a specified number of shares of common stock at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for the selling shareholder, to purchase as principal any unsold shares of common stock at the price required to fulfill the broker dealer commitment to the selling shareholder.  Broker-dealers who acquire shares of common stock as principal may thereafter resell such shares of common stock from time to time in transactions (which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above) at prices and on terms then prevailing at the time of sale, at prices then related to then-current market price or in negotiated transactions.  In connection with such resales, broker-dealers may pay to or receive from the purchasers of shares of common stock commissions as described above.  The selling shareholder may also sell the shares of common stock in accordance with Rule 144 under the Securities Act of 1933, as amended, rather than pursuant to this prospectus.

The selling shareholder and any other person selling shares of common stock pursuant to this registration statement will be subject to the Securities Exchange Act of 1934, as amended.  The Securities Exchange Act of 1934 rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of the shares of common stock by the selling shareholder.  In addition, Regulation M may restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock being distributed for a period of up to five business days prior to the commencement of the distribution.  This may affect the marketability of the shares of common stock and the ability of the selling shareholder and any other person or entity selling shares of common stock pursuant to this registration statement to engage in market-making activities with respect to the shares of common stock.

The selling shareholder and any broker-dealers or agents that participate with the selling shareholder in sales of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, in connection with those sales.  In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933, as amended.

From time to time, the selling shareholder may pledge its shares of common stock pursuant to the margin provisions of its customer agreements with its brokers.  Upon default by the selling shareholder, the broker may offer and sell such pledged shares of common stock from time to time.  Upon a sale of the shares of common stock, the selling shareholder intends to comply with the prospectus delivery requirements under the Securities Act of 1933, as amended, by delivering a prospectus to each purchaser in the transaction.  We intend to file any amendments or other necessary documents in compliance with the Securities Act of 1933, as amended, that may be required in the event the selling shareholder defaults under any customer agreement with a broker.

We are required to pay all fees and expenses incident to the registration of the shares of common stock.  We have agreed to indemnify the selling shareholder and related parties against certain losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933, as amended.  Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares by the selling shareholder will be borne by the selling shareholder.  The selling shareholder may agree to indemnify brokers, dealers or agents that participate in sales by the selling shareholder against certain losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933, as amended.

ABOUT THIS PROSPECTUS

You should only rely on the information contained in this prospectus.  We have not authorized anyone to provide you with information different from that contained in this prospectus.  The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. Therefore, we file reports, proxy statements and other information with, and furnish other reports to, the SEC.  You can read and copy all of these documents at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the SEC’s public reference facilities by calling the SEC at 1-800-SEC-0330.  You can also read and copy all of the above-referenced documents at the offices of the NASDAQ Global Market, 1735 K Street N.W., Washington, D.C. 20006.  You also may obtain the documents we file with the SEC from the SEC’s Web site on the Internet that is located at http://www.sec.gov.

We “incorporate by reference” in this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to another document we file with the SEC.  The information incorporated by reference in this prospectus is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.  We incorporate by reference in this prospectus the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, including filings made (i) after the date of the initial registration statement and prior to effectiveness of the registration statement and (ii) after the date of this prospectus but before the end of this offering.  The documents that we are incorporating by reference are:

•	Our Annual Report on Form 10-K for the year ended December 31, 2009 (as amended);

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010;

•	Our Current Reports on Form 8-K filed with the SEC on March 19, 2010 and June 25, 2010; and

•	The description of our common stock that is contained in our Registration Statement on Form 8-A filed with the SEC on August 6, 1996.

You should read the information relating to us in this prospectus, together with the information in the documents incorporated by reference in this prospectus.

Any statement contained in a document incorporated by reference in this prospectus, unless otherwise indicated in that document, speaks as of the date of the document.  Statements contained in this prospectus may modify or replace statements contained in the documents incorporated by reference.  In addition, some of the statements contained in one or more of the documents incorporated by reference may be modified or replaced by statements contained in a document incorporated by reference that is filed thereafter.

You may request a copy of any or all of these filings, at no cost, by writing or telephoning us at Universal Display Corporation, 375 Phillips Boulevard, Ewing, New Jersey 08618, Attention: Corporate Secretary, Telephone: (609) 671-0980.

LEGAL OPINION

Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania, will pass on the validity of the securities that may be offered by the prospectus.

EXPERTS

The consolidated financial statements of Universal Display Corporation and subsidiaries as of December 31, 2009 and 2008, and for each of the years in the three-year period ended December 31, 2009, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2009, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

39,015 Shares UNIVERSAL DISPLAY CORPORATION Common Stock _______________ PROSPECTUS _______________ July 1, 2010